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                      COLONIAL DIRECT FINANCIAL GROUP, INC.
                            3010 NORTH MILITARY TRAIL
                            BOCA RATON, FLORIDA 33431
                                 (561) 981-1000

                                November 10, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Colonial Direct Financial Group, Inc. (File No. 333-38982) Form RW - Application for Withdrawal
                  ---------------------------------------------------------


Dear Sirs or Madams:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Colonial Direct Financial Group, Inc., (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-38982, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on June 9, 2000.

         Due to current market and business conditions, the Registrant has decided not to pursue the registration of its common shares pursuant to the Registration Statement filed on Form SB-2. No common shares have been sold under the Registration Statement. Further, we believe the withdrawal of the Registration Statement serves the public interest as well as the protection of investors.

         Thank you for your assistance in this matter.


                                   Sincerely,
                                   Colonial Direct Financial Group, Inc.

                                   By:    /s/ Michael E. Golden
                                          --------------------------
                                          Michael E. Golden
                                          Chairman and Chief Executive Officer